Exhibit 10.1

Personal and Confidential

July 5, 2019

Kunal Chopra

Dear Kunal:

I am pleased to offer you the position of “Chief Executive Officer - etailz” with Trans World Entertainment Corporation (the “Company”). You will report directly to Mike Feurer, Chief Executive Officer (or his successor).

This position is offered on and subject to the following terms and conditions, and on your acceptance, these terms and conditions will become our binding agreement with regard to your employment:

1.	Base Salary: $400,000 per annum (subject to witholdings) with annual performance reviews each year and annual compensation reviews for increases (but not decreases) beginning in 2020. The annual review cycle runs from February 1 through January 31 with any merit increases being awarded around May 1 of that year.

2.	Bonus Program: For fiscal year 2019, you will be eligible to participate in the Board approved Executive EBITDA plan. Currently, this plan provides for a cash bonus of 50% of your base salary at Target, with a maximum cash bonus potential of 100% of your base salary should the applicable bonus targets be exceeded. The terms of future bonus plans and targets, as changed from time to time, will be communicated to you each fiscal year. For 2019, you will receive a guaranteed bonus of $50,000 and for 2020, you will receive a guaranteed bonus of $100,000. Additionaly, you will be given a one-time sign on bonus of $10,000.

3.	Relocation Assistance: The following relocation assistance will be provided to you for your move to the Spokane area;
•	$50,000 for any and all costs related to the selling of your existing home, relocation (including but not limited to; packing, transportation, storage, and house hunting expenses) and purchase of a new home.
•	Up to twelve (12) months of furnished, temporary living.
•	Please note that all relocation expenses are required to be reported as taxable income, and must be reimbursed within 30 days if you voluntarily end your employment relationship or are terminated for willful/gross misconduct within two (2) years of your commencement date.

4.	Stock Options: On the Commencement Date, pursuant to the Company’s 2005 Long Term Incentive and Share Award Plan, as amended and restated (the “Plan”), you will be granted options to purchase 100,000 shares of common stock of the Company(which number of shares is subject to adjustment as described below in the event of a reverse stock split by the Company). The stock options will vest in four equal annual installments commencing on the first anniversary of the date of grant. The exercise price per share will be equal to the closing trading price per share on the on the date of grant on the Nasdaq stock market. The vesting of the stock options will be subject to your continued employment with the Company on the applicable vesting date, except such options will become immediately vested and exercisable in full upon your death, upon termination of your employment due to your disability or upon a change of control of the Company (as defined in the Plan). Except as otherwise set forth in this offer letter, the terms of your stock options shall be governed by the Plan as in effect from time to time, as well as the individual award agreement between you and the Company.

Please note that the Board of Directors was given authorization at the recent annual shareholders meeting to implement a reverse stock split, in up to a 1:20 ratio. Any reverse split implemented by the Company will result in corresponding adjustments to the stock options in accordance with the Plan (i.e., the number of shares subject to the stock options will be reduced by the split ratio and the exercise price per share will be increased by the split ratio). In the event a reverse stock split occurs prior to the date of grant of the stock options described above, the number of shares subject to the options to be granted will be reduced to reflect the reverse stock split.

5.	Benefits; Group Health Insurance: During your employment, you shall be entitled to participate in all employee welfare benefit plans and programs available to the Company’s senior level executives or to its employees generally, subject to the terms of such plans or programs as such plan and programs may change from time to time. Your health insurance coverage will begin on the first day of the month following sixty (60) days from your Commencement Date. Cost of this protection is currently $112.86 per month for an individual, $361.16 per month to add an additional spouse or dependent, and $564.32 per month for family coverage. The premiums may change from time to time. A lower cost Consumer Driven Plan and Dental Insurance are also available.

6.	401-K Plan: You have the opportunity to participate in the etailz 401(k) Profit Sharing Program. You will be eligible for plan participation on the first day of the month following your first thirty days of employment. The Company matches 100% against the first 6% of your eligible contributions, which will begin after one year of employment. You are also eligible to immediately roll over an existing 401(k) balance into the Company plan.

7.	Group Life Insurance: You are eligible for $30,000 group life insurance provided at no cost to you. Supplemental group life insurance is available to you through payroll deduction.

Confidential – pg. 2

8.	Vacation: In addition to the nine (9) Holidays recognized by etailz, as a etailz Senior Executive, you will be granted flexible time off to use at your discretion.

9.	Cell Phone: You will be reimbursed for use of a cell phone with a maximum monthly allowance of up to $100.00 before applicable taxes and fees are applied.

10.	Severance Pay: In the event your employment is terminated by the Company other than for Cause (and not due to your death of disablility), subject to you signing a severance agreement containing a general release of all claims in a form prepared by the Company (and not revoking it during any statutory revocation period), and which shall become effective not more than fifty (50) days after the date of your termination, you shall be entitled to severance pay in the form of salary continuation for a period of six (6) months (the “Severance Period”). The foregoing notwithstanding, if you obtain a subsequent employment position or engagement prior to the expiration of the Severance Period, any compensation or fees you earn or receive during the Severance Period pursuant to such subsequent employment or engagement shall reduce the Company’s severance payment obligations hereunder on a dollar for dollar basis. You will provide the Company with written notice as soon as practicable following the date you obtain a subsequent position, which notice shall further specify the amount of compensation you will receive from such subsequent employment or engagement during the Severance Period. For purposes of this Agreement, you shall be deemed terminated for Cause if the Company terminates your employment because you: (a) committed fraud, theft, misappropriation or embezzlement of the funds of TWE (as defined below); (b) have been indicted for or entered a plea of guilty or nolo contendere to (i) any felony or any other crime involving fraud or misrepresentation or (ii) any other crime (whether or not connected with your employment) the effect of which is likely to adversely affect TWE; (c) have committed intentional acts that materially impair or cause material damage to the goodwill or business of TWE; (d) breached any material provision of this Agreement or any material policy of TWE; or (e) have refused to perform or have materially neglected or engaged in misconduct in the performance of your material job duties and responsibilities.

11.	Background Check: This offer is contingent upon the successful completion of a background check. Please contact Vice President of Human Resources, Jeff Davis at 518-452-1242, ext. 7157 to make the necessary arrangements.

12.	Commencement Date/At Will Employment: The terms of this offer of employment will take effect upon you joining the Company (the “Commencement Date”) September 3, 2019. This offer of employment does not and shall not constitute any guarantee of employment and, as such, your employment is “at will.”

Confidential – pg. 3

13.	Non-Solicitation: For a period of twenty-four (24) months commencing on the date you leave the employ of Trans World Entertainment and its subsidiaries and affiliates (collectively, “TWE”) for whatever reason, you shall not, directly or indirectly, without the prior written consent of the Company, (i) solicit, induce or attempt to induce any employee or service provider of TWE to leave the employ of TWE, or in any way interfere with the relationship between TWE and any employee or service provider thereof or (ii) solicit any business from any person or entity who was (A) a client, customer, supplier or other business relation of etailz as of the date hereof, (B) a client, customer, supplier or other business relation of TWE with whom you or any employee directly or indirectly supervised by you had direct contact at any time during the two-year period immediately preceding the termination of your employment from TWE (each a “Restricted Party”), (iii) otherwise interfere with the relationship between TWE and any Restricted Party, or (iv) accept or service any e-commerce or online marketplace or similar business of any type from any Restricted Party.

14.	Non-Compete: If your employment relationship with the Company terminates, for whatever reason, you shall not for a period of six (6) months commencing on your last day of work, directly or indirectly, without the prior written consent of the Company, engage in or become employed by, or become an officer, employee, director, agent, consultant, contractor, shareholder, member or partner of or lender to, or otherwise hold an interest in, any person or entity that competes with or engages in the sale or provision of products or services similar to those sold, provided or offered by etailz during the two year period immediately prior to date on which your employment with TWE terminates, except for your ownership of less than 5% of the stock or other equity interests of a publicly traded firm or corporation.

15.	Confidentiality: In consideration of this offer of employment, you agree not to misappropriate or use (other than for the benefit of the Company) the Company’s Confidential Information or disclose it to any third party unless you are required by law to make any such disclosure. This covenant shall run for the period of your employment and survive your separation from the Company for any reason whatsoever. “Confidential Information” includes trade secrets and other non-public or proprietary TWE information, reports, material and documents, including but not limited to any information about sales, financial reports, employee information including compensation, store profitability, product costs, and any information relating to accounting and reporting matters of TWE. You will execute as a condition of employment all free-standing trade secrets, confidentiality and intellectual property agreements as the Company may present you.

You also agree to keep the terms of this offer letter confidential and not to disclose its contents, in whole or in part, to any persons other than to your family members and advisors, unless the Company shall have publicly disclosed the contents hereof.

Anything herein to the contrary notwithstanding, the provisions of this Pararaph 15 shall not apply: (i) when disclosure is required by law or legal process, (ii) with respect to any litigation, arbitration or mediation involving this offer letter, or (iii) as to Confidential Information that becomes generally known to the public or within the relevant trade or industry other than due to your violation of this Paragraph 15.

Confidential – pg. 4

Notwithstanding your obligation not to directly or indirectly disclose, reveal, divulge or communicate Confidential Information as outlined herein, you have the right, without notice to or authorization of the Company, to communicate and cooperate in good faith with any self-regulatory organization or U.S. federal, state, or local governmental or law enforcement branch, agency, commission, or entity (collectively, a “Government Entity”) for the purpose of (i) reporting a possible violation of any U.S. federal, state, or local law or regulation, (ii) participating in any investigation or proceeding that may be conducted or managed by any Government Entity, including by providing documents or other information, or (iii) filing a charge or complaint with a Government Entity, provided that in each case, such communications, participation, and disclosures are consistent with applicable law. Additionally, you shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, or local government official, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If you file a lawsuit for retaliation by an employer for reporting a suspected violation of law, you may disclose the trade secret to your attorney and use the trade secret information in the court proceeding, if you file any document containing the trade secret under seal; and do not disclose the trade secret, except pursuant to court order. Notwithstanding the foregoing, under no circumstance will you be authorized to disclose any Confidential Information as to which TWE may assert protections from disclosure under the attorney-client privilege or the attorney work product doctrine, without prior written consent of Company’s Chief Executive Officer or other authorized officer designated by the Company.

16.

Miscellaneous: You hereby agree and acknowledge that (i) the foregoing restrictions under this Agreement (A) are reasonable as to time and scope, (B) are reasonable and necessary in order to protect the legitimate interests of TWE, (C) do not impose on you undue hardship and (D) are not injurious to the public, (ii) TWE competes for clients and customers throughout the world, (iii) the Company would not have entered into this Agreement in the absence of the restrictions set forth here, (iv) a breach or threatened breach of your covenants and restrictions could cause irreparable harm to TWE for which it would have no adequate remedy at law. Accordingly, notwithstanding any language contained in this Agreement, and in addition to any remedies which the Company may have at law, in the event of an actual or threatened breach of your covenants and restrictions contained in this Agreement, the Company shall have the absolute right to apply to any court of competent jurisdiction for such injunctive or other equitable relief as such court may deem necessary or appropriate in the circumstances (without the requirement of posting a bond or any other type of undertaking). Additionally, you agree that in the event that any court of competent jurisdiction should hold that the duration, area, scope or other term of a restriction set forth in this Agreement is unreasonable or unenforceable under circumstances now or hereafter existing, the maximum duration, area and scope of restriction and other term reasonable under the circumstances shall be substituted. In the event that you or the Company initiates any proceeding in an attempt to confirm or enforce either of your rights under Paragraph 13 or 14 of this Agreement, the parties agree that the time period during which you are restricted pursuant to this Agreement will be tolled to the furthest extent allowed under applicable law. In the event of any proceeding relating to the foregoing, or otherwise relating to the enforcement of any of the provisions of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and expenses. This offer letter shall be governed by and construed and interpreted in accordance with the laws of the State of New York without reference to the principles of conflict of laws. This offer letter may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile or PDF shall be effective for all purposes.

Confidential – pg. 5

17.	Section 409A: The parties intend that this Agreement and the payments and benefits provided hereunder be exempt from the application of Section 409A, and the rules and regulations issued thereunder, to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to this Agreement, the parties intend that this Agreement and any payments and benefits hereunder comply with the deferral, payout and other limitations and restrictions imposed under Section 409A so as to avoid the imputation of any tax, penalties, accelerated taxation or interest under Section 409A. Notwithstanding anything herein to the contrary, this Agreement shall be construed, interpreted, operated and administered in a manner consistent with such intentions; provided that no action or failure to act pursuant to this Paragraph 17 shall subject TWE to any claim, liability, or expense, and TWE shall not have any obligation to indemnify or otherwise protect you from any obligation to pay any taxes, interest or penalties pursuant to Section 409A.

Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, the parties agree that if (i) it is determined that you are a “specified employee” within the meaning of Section 409A upon the date of your termination, and (ii) some or any portion of the amounts payable to you (the “Deferred Compensation Separation Benefits”) would result in the imposition of the penalty tax under Section 409A if paid to you on or within the six (6) month period following the termination date, then to the extent such portion of the Deferred Compensation Separation Benefits resulting in the imposition of additional tax would otherwise have been payable on or within the first six (6) months following the date of your termination, it will instead become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the termination date (or such longer period as is required to avoid the imposition of additional tax under Section 409A). All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit.

Confidential – pg. 6

Kunal, congratulations on the offer. I look forward to working with you and all your future successes with the Company. If you have any questions, please do not hesitate to contact me. Also feel free to contact Jeff Davis if you have HR-related questions. The signed offer acceptance should be returned to Jeff as well.

Sincerely,

/s/ Mike Feurer

Mike Feurer
Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

/s/ Kunal Chopra

Kunal Chopra	July 6, 2019

Confidential – pg. 7